Pricing Supplement Dated July 17, 2006 Rule 424(b)(3)

(To Prospectus Supplement and Prospectus File No. 333-135813

each Dated July 17, 2006)

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate

Interest Rate: Under $15,000 to Over

$15,000 $49,999 $50,000

Rate Yield Rate Yield Rate Yield

4.80% 4.91% 5.05% 5.17% 5.30% 5.43%

Initial Investment Incentive: $25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment plan. An additional $25 if automatic deduction from a GE employee payroll or GE pension check is authorized within the first 30 days after an investment account is opened.

Effective Dates: July 17, 2006 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 800-433-4480, 24 hours a day, seven days a week.

Offered Through GE Capital Markets, Inc.